UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2025
Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number 001-13221

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
THE 401(k) STOCK PURCHASE PLAN
FOR EMPLOYEES OF CULLEN/FROST
BANKERS, INC. AND ITS AFFILIATES

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
CULLEN/FROST BANKERS, INC.
111 W. Houston Street
San Antonio, TX 78205
Telephone Number: (210) 220-4011

The 401(k) Stock Purchase Plan for Employees of
Cullen/Frost Bankers, Inc. and Its Affiliates
Financial Statements
and Supplemental Schedule
As of December 31, 2025 and 2024 and for the year ended December 31, 2025

Report of Independent Registered Public Accounting Firm
To the Plan Participants and the Plan Administrator of The 401(k) Stock Purchase Plan for Employees of Cullen/Frost Bankers, Inc., and Its Affiliates
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of The 401(k) Stock Purchase Plan for Employees of Cullen/Frost Bankers, Inc., and Its Affiliates (the Plan) as of December 31, 2025 and 2024, and the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2025 and 2024, and the changes in its net assets available for benefits for the year ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedule Required by ERISA
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2025 (referred to as the “supplemental schedule”), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 1986.
San Antonio, Texas
June 26, 2026

The 401(k) Stock Purchase Plan for Employees of
Cullen/Frost Bankers, Inc. and Its Affiliates
Statements of Net Assets Available for Benefits
(Dollars in thousands)

	December 31,
	2025	2024
Assets
Participant-directed investments, at fair value	$1,277,911	$1,194,074
Receivables:
Employer contributions	1,109	2,020
Participant contributions	—	1,412
Notes receivable from participants	22,256	20,283
Net assets available for benefits	$1,301,276	$1,217,789
See accompanying Notes to Financial Statements.

The 401(k) Stock Purchase Plan for Employees of
Cullen/Frost Bankers, Inc. and Its Affiliates
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2025
                        (Dollars in thousands)

Additions:
Interest income on notes receivable from participants	$1,528
Dividend and interest income on investments	55,804
Net appreciation in the fair value of investments	61,596
Contributions:
Employer	37,097
Participant	48,393
Participant roll-overs	5,902
Total additions	210,320
Deductions:
Benefits paid to participants	126,517
Administrative fees	316
Total deductions	126,833
Net change	83,487
Net assets available for benefits:
Beginning of year	1,217,789
End of year	$1,301,276
See accompanying Notes to Financial Statements.

The 401(k) Stock Purchase Plan for Employees of
Cullen/Frost Bankers, Inc. and Its Affiliates

Notes to Financial Statements
December 31, 2025 and 2024
(Table amounts in thousands)
1. Significant Accounting Policies
Basis of Presentation. The accounting records of The 401(k) Stock Purchase Plan for Employees of Cullen/Frost Bankers, Inc. and Its Affiliates (the “Plan”) are maintained on the accrual basis of accounting. Benefits are recorded when paid.
Investments. The Plan’s investments consist of common stock of Cullen/Frost Bankers, Inc. (“CFBI”) and mutual funds. Investments in CFBI common stock and mutual funds are stated at fair value based on quoted market prices on the valuation date. Changes in fair value of investment securities held during the year, as well as gains and losses on the sale of investment securities, are reflected in the statements of changes in net assets available for benefits as net appreciation or depreciation in the fair value of investments. Purchases and sales of securities are recorded on the trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.
Notes Receivable from Participants. Notes receivable from participants are reported at the unpaid principal balance plus accrued interest. Interest income is recorded when earned. Related fees are recorded as administrative expenses and expensed as incurred. No allowance for credit losses has been recorded as of December 31, 2025 or 2024. If a participant ceases to make loan repayments and the Plan administrator, CFBI, determines the loan to be in default and deems it a distribution, the outstanding loan balance is reduced and a benefit payment is recorded.
Administrative Expenses. Certain administrative expenses of the Plan are paid by CFBI. Forfeitures, though not material, may be used to offset administrative expenses.
Use of Estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
2. Description of the Plan
The following is a general description of the Plan. Participants should refer to the online summary of the Plan for a more complete description of the Plan’s provisions.
General. The Plan is a defined contribution plan qualified under Section 401(a) of the Internal Revenue Code (“IRC”) and generally covers full- and part-time employees who complete 30 consecutive days of service and are scheduled to work more than 1,000 hours hours during the subsequent 12 consecutive months, or who have completed at least 500 hours of service in each year in a consecutive 2-year period. The Plan includes certain profit-sharing components that cover employees of CFBI and participating affiliates who have completed one year of service and have attained age 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Cullen/Frost Bankers, Inc. Retirement Benefits Committee is responsible for the general administration of the Plan.
Contributions and Investment Options. With respect to 401(k) contributions, newly hired eligible employees are automatically enrolled at a specified deferral rate (currently 7% of compensation), which is contributed to the Plan on their behalf. Employees may change or suspend this election at any time. Participating employees may elect to contribute not less than 2% and not more than 50% of their compensation, subject to IRC limits. Participants may direct the investment of their account balances among the investment options offered by the Plan. Contributions may be allocated in 1% increments. Participants must make 401(k) contributions to receive a matching contribution from CFBI. CFBI matches 100% of each participant’s contributions, up to 7% of annual compensation. Participant contributions; and the matching employer contributions, are recorded in the year in which the participant contributions are withheld from compensation. Participants may direct the investment of employer matching contributions among the available investment options, which include, among other investments, CFBI common stock. If a participant does not make an investment election, matching contributions are invested in an applicable target date fund. Each participant is entitled to exercise voting rights with respect to shares of CFBI common stock allocated to their account and is notified prior to the time such rights may be exercised.
CFBI may also make discretionary profit-sharing contributions to eligible participants. All profit-sharing contributions to the Plan are made at the discretion of the Board of Directors of CFBI and may be made without regard to current or accumulated profits. Contributions are generally allocated to eligible participants on a uniform basis, taking into account compensation, age, and/or other factors. Participants may direct the investment of allocated contributions among the investment options offered by the Plan. There were no profit sharing contributions in 2025.

Participant Accounts. Each participant’s account is credited with the participant’s contributions and allocations of (i) CFBI contributions and (ii) Plan earnings, and is charged with applicable expenses. The benefit to which a participant is entitled is the amount that can be provided from the participant’s vested account.
Vesting. Participants are immediately vested in all non-profit sharing related contributions (including participant and CFBI contributions), plus related earnings. Profit-sharing contributions vest after three years of service.
Participant Loans and Withdrawals.Participants may borrow from the eligible portion of their account balances in amounts ranging from a minimum of $500 to a maximum of $50,000, reduced by the highest amount of any loan outstanding within the previous 12 months, or 50% of their vested account balance. Loan terms range from 1 month to 5 years, or up to 30 years for loans used to purchase a primary residence. Loans are secured by the participant’s account balance and bear interest at rates commensurate with prevailing market rates. Principal and interest are repaid ratably through biweekly payroll deductions. Subject to Internal Revenue Service (“IRS”) limitations, participants may make hardship withdrawals from a portion of their 401(k) contributions to satisfy an immediate and heavy financial need. In addition, participants may be eligible to make certain other in-service withdrawals.
Payment of Benefits. In the event of termination of employment, disability, retirement, or death, a participant’s account will be distributed to the participant or, in the case of death, to the participant’s beneficiary, in accordance with Plan terms. The distribution will equal the participant’s vested account balance.
Plan Termination. Although CFBI has not expressed any present intent to do so, it reserves the right under the Plan to discontinue contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.
3. Reconciliation of Financial Statements to the Form 5500
The following is a reconciliation of net assets available for benefits as reported in the accompanying financial statements to net assets as reported in the Plan’s Form 5500 as of December 31, 2025 and 2024:

	December 31,
	2025	2024
Net assets available for benefits	$1,301,276	$1,217,789
Less: Contributions receivable
Employer	(1,109)	(2,020)
Participant	—	(1,412)
Net assets as reported on Form 5500	$1,300,167	$1,214,357
The following is a reconciliation of the net change in net assets available for benefits as reported in the accompanying financial statements to net income as reported in the Plan’s annual report Form 5500 for the year ended December 31, 2025:

Net change in net assets available for benefits	$83,487
Less: Contributions receivable as of December 31, 2025
Employer	(1,109)
Participant	—
Plus: Contributions receivable as of December 31, 2024
Employer	2,020
Participant	1,412
Net income as reported in Form 5500	$85,810

4. Income Tax Status
The Plan has received a favorable determination letter from the IRS dated June 27, 2014, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, that the related trust is exempt from taxation. Subsequent to this determination, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes the Plan, as amended and restated, continues to be qualified and that the related trust remains tax-exempt.
U.S. generally accepted accounting principles require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and concluded that, as of December 31, 2025, there are no uncertain positions taken or expected to be taken. The Plan has not recognized any interest or penalties related to uncertain tax positions and is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress for any tax periods.
5. Party-In-Interest Transactions
Parties-in-interest are defined under U.S. Department of Labor regulations as fiduciaries of the Plan, parties providing services to the Plan, the employer, and certain other related parties. Accordingly, transactions involving the trustee and custodian, Fidelity Management Trust Company; the recordkeeper, Fidelity Workplace Solutions; and CFBI and its affiliates, qualify as party-in-interest transactions. Nonetheless, these transactions are exempt from the prohibited transactions rules under ERISA. During 2025, the Plan received $10.8 million in common stock dividends from CFBI.
Plan assets are held and invested by the trustee. The recordkeeper performs various services for the benefit of participants and CFBI. Certain administrative functions are performed by employees of CFBI or its affiliates; however, such employees do not receive compensation from the Plan. Certain other administrative expenses are paid directly by CFBI.
6. Risks and Uncertainties
The Plan provides for investments in common stock and mutual funds. Investment securities are generally exposed to various risks, including interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the fair values of these investments will occur in the near term and that such changes could materially affect the amounts reported in the accompanying Statements of Net Assets Available for Benefits and participant account balances.
7. Fair Value Measurements
The fair value of an asset or liability is the price that would be received to sell the asset or paid to transfer the liability in an orderly transaction in the principal market (or, in the absence of a principal market, the most advantageous market) at the measurement date. Accounting Standards Codification (“ASC”) Topic 820 “Fair Value Measurements and Disclosures” establishes a fair value hierarchy that prioritizes the inputs used in valuation techniques. The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy includes (i) Level 1 inputs that are unadjusted quoted prices in active markets for identical assets or liabilities, (ii) Level 2 inputs that are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, and (iii) Level 3 inputs that are unobservable inputs for determining the fair values of assets or liabilities that reflect assumptions that market participants would use in pricing the assets or liabilities.
All investments held by the Plan during the reported periods, as summarized in the table below, are classified as Level 1 within the fair value hierarchy, as their fair values are based on quoted prices in active markets.

	December 31,
	2025	2024
Common stock	$341,230	$378,145
Mutual funds	936,681	815,929
Total investments	$1,277,911	$1,194,074

Supplemental Schedule
The 401(k) Stock Purchase Plan for Employees of
Cullen/Frost Bankers, Inc. and Its Affiliates
EIN: 74-1751768 Plan No.: 003
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)
December 31, 2025
(Dollar and share amounts in thousands)

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value		Current Value
Common Stock
*Cullen/Frost Bankers, Inc.	2,695	shares	$341,230
Mutual Funds
American Beacon Stephens Small Cap Growth Fund R6	89	shares	1,367
American Funds Balanced R6	1,501	shares	56,287
DFA Large CAP International I	1,257	shares	43,542
Dodge & Cox Stock I	1,291	shares	21,411
*Fidelity 500 Index	587	shares	139,614
*Fidelity Blue Chip Growth K6	2,174	shares	96,179
*Fidelity Emerging Markets Index	1,002	shares	13,701
*Fidelity Freedom Index 2020 IPR	841	shares	14,187
*Fidelity Freedom Index 2025 IPR	1,030	shares	20,933
*Fidelity Freedom Index 2030 IPR	1,312	shares	29,665
*Fidelity Freedom Index 2035 IPR	1,230	shares	32,741
*Fidelity Freedom Index 2040 IPR	962	shares	27,720
*Fidelity Freedom Index 2045 IPR	812	shares	25,051
*Fidelity Freedom Index 2050 IPR	778	shares	24,062
*Fidelity Freedom Index 2055 IPR	949	shares	24,155
*Fidelity Freedom Index 2060 IPR	721	shares	15,550
*Fidelity Freedom Index 2065 IPR	594	shares	10,378
*Fidelity Freedom Index 2070 IPR	68	shares	840
*Fidelity Freedom Index RET IPR	528	shares	6,520
*Fidelity Small Cap Index Fund	831	shares	25,692
*Fidelity State Bond Index	208	shares	2,105
*Fidelity US Bond Index	1,545	shares	16,320
*Fidelity Money Market Government Institutional	51,661	shares	51,662
*Frost Growth Equity Fund	5,055	shares	73,858
*Frost Low Duration Bond Fund	1,039	shares	10,344
*Frost Total Return Bond Fund	3,945	shares	38,227
John Hancock Disciplined Value Mid Cap Fund	1,096	shares	30,107
MFS Value Fund R6	730	shares	36,456
PIMCO Real Return Fund	755	shares	7,831
T Rowe Price Mid Cap Growth Fund	328	shares	32,015
Victory Sycamore Small Company Opportunity Fund	180	shares	8,161
			936,681
Total Investments			$1,277,911

*Participant Loans	Interest rates ranging from 3.25% to 8.50%; varying maturity dates		$22,256

*Denotes party-in-interest

Signatures
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

The 401(k) Stock Purchase Plan for Employees of Cullen/Frost Bankers, Inc. and Its Affiliates

Date:	June 26, 2026	By:	/s/ Annette Alonzo
Plan Administrator, Plan Chief Executive Officer and Plan Chief Financial Officer (Duly Authorized Officer)

Exhibit Index

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm

32.1	Section 1350 Certification